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                                     [EXHIBIT 16]
CODE COMP
John A. Hunt, Esq.
Nevada Bar #1888
RALEIGH, HUNT & McGARRY, P.C.
302 E. Carson Avenue, # 1102
Las Vegas, Nevada 89103
702-386-4842

WECHSLER HARWOOD HALEBIAN
  & FEFFER LLP
805 Third Avenue, 7th Floor
New York, New York 10022
212-935-7400
Attorneys for Plaintiff

                                 DISTRICT COURT

                              CLARK COUNTY, NEVADA

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KENNETH STEINER,                     :
                                     :         Case No. A369160
                          Plaintiff, :
                                     :
                 -v-                 :                  I J
                                     :
RAND V. ARASKOG, ROBERT A. BOWMAN,   :         CLASS ACTION COMPLAINT
BETTE B. ANDERSON, NOLAN D.          :
ARCHIBALD, ROBERT A. BURNETT, PAUL   :
G. KIRK, JR., EDWARD C. MEYER,       :
BENJAMIN F. PAYTON, VIN WEBER,       :
MARGITA E. WHITE, KENDRICK R.        :
WILSON, III and ITT CORP.,           :
                                     :
                         Defendants. :
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            Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

            1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of ITT Corp. ("ITT" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully failed to properly consider a bona fide offer for the Company from Hilton Hotels Corp. ("Hilton"), announced on January 27, 1997. By not exploring a business combination with Hilton,
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defendants actions and inactions constitute a breach of fiduciary duty to maximize shareholder value. The individual defendants are using their fiduciary positions of control over ITT to thwart others in their legitimate attempts to acquire the Company, while at the same time effectively entrenching themselves in their positions with ITT.

                                     Parties

            2. Plaintiff is and, at all relevant times, has been the owner of shares of ITT common stock.

            3. ITT is a corporation duly organized and existing under the laws of the State of Nevada. The Company owns, operates, and franchises hotels and casinos. The Company also owns Madison Square Garden, the New York Knicks basketball franchise, and the New York Rangers hockey team. ITT maintains its principal executive offices at 1330 Avenue of the Americas, New York, New York 10019. ITT has approximately 1.1 billion shares of common stock outstanding and approximately 54,000 stockholders of record. ITT stock trades on the New York Stock Exchange.

            4. Defendant Rand V. Araskog ("Araskog") has been, at all material times hereto, the Chairman of the Board of Directors and Chief Executive Officer of ITT. In 1995, Araskog received cash compensation from the Company of $10,375,575.

            5. Defendant Robert A. Bowman ("Bowman") has been, at all material times hereto, the President, Chief Operating Officer, and a

Director of ITT.

            6. Defendant Bette B. Anderson ("Anderson") has been, at all material times hereto, a Director of ITT. Anderson is also a Director of ITT Educational Services and the ITT Hartford Group, Inc.

            7. Defendant Robert A. Burnett ("Burnett") has been, at all material times hereto, a Director of ITT. Burnett is also a Director of ITT Hartford Group, Inc. and ITT Industries, Inc.


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            8. Paul G. Kirk, Jr. ("Kirk") has been, at all material times hereto, a Director of ITT. Kirk is also a Director of ITT Hartford Group, Inc.

            9. Defendant Edward C. Meyer ("Meyer") has been, at all material times hereto, a Director of ITT. Meyer is also a Director of ITT Industries, Inc.

            10. Defendant Margita E. White ("White") has been, at all material times hereto, a Director of ITT. White is also a Director of ITT Educational Services, Inc.

            11. Defendants Nolan D. Archibald, Benjamin F. Payton, Vin Weber, and Kendrick R. Wilson, III have been, at all material times hereto, directors of ITT.

            12. The individuals identified in Paragraphs 4 through 11 are collectively referred to throughout this complaint as the "Individual Defendants."

            13. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the defendants to exercise their best judgment and to act in a prudent manner and in the best interests of the Company's stockholders.

                            CLASS ACTION ALLEGATIONS

            14. Plaintiff brings this lawsuit pursuant to Rule 23 of the Nevada Rules of Civil Procedure on his own behalf and as a class action on behalf of all stockholders of ITT (except defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with any of the defendants) and their successors in interest (the "Class").

            15. This action is properly maintainable as a class action.

            16. The Class is so numerous that joinder of all members is impracticable. The Company has more than 1.1 billion shares held by


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approximately 54,000 stockholders of record who are scattered throughout the United States.

            17. There are questions of law and fact common to the Class including, inter alia, whether:

                  a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing to attempt in good faith to maximize shareholder value in the sale of ITT;

                  b. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class; and

                  c. plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

            18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representatives of the Class.

            19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

            20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


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                             SUBSTANTIVE ALLEGATIONS

            21. On January 27, 1997, at the close of trading, Hilton announced that it offered to acquire ITT for $55 per share, or $6.5 billion, plus outstanding debt. In a press release, Hilton said the proposed transaction would be worth $10.5 billion including ITT's outstanding debt.

            22. Hilton made the formal proposal to ITT management by telephone earlier in the day, and later confirmed the proposed offer in writing.

            23. The proposal followed several attempts over the past six months by representatives of Hilton to initiate contact with ITT about the possibility of a business combination. Hilton stated that ITT continually rebuffed such efforts.

            24. Under the proposal, Hilton will offer $55 per share in cash for half of ITT's outstanding shares, followed by a second-step merger at $55 per share in Hilton common stock. The proposed consideration constitutes a 29% premium over ITT's current stock price.

            25. Hilton's offer was based solely on publicly available information. Significantly, Hilton advised that "with ITT's cooperation, an ensuing review of private information could result in an even higher offer."

            26. In addition to the premium over market price, the proposed offer represents a strategic fit for stockholders of both companies. In this regard, Hilton stated, "ITT's owned full-service hotel portfolio, along with its major gaming presence in Las Vegas, Atlantic City and other jurisdictions, fits perfectly with our stated growth objectives." Further, Hilton stated that its experience and operating background in hotels and gaming would "bring tremendous value to the combined shareholder base and generate superior returns" for ITT shareholders."


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            27. In its letter to defendants, Hilton explained the extent of its commitment to acquiring the Company:

            [W]e are committed to making this combination a reality. Although we would much rather work directly with you, we are prepared if necessary to solicit proxies from your shareholders to replace your board in order to complete this transaction.

            28. In after hours trading, ITT traded at about $58.75, up more than $15 per share from its closing price of $42.875.

            29. Defendants' recalcitrance to consider and promptly act upon Hilton's offer has no valid business purpose, and simply evidences their disregard for the premium being offered to ITT stockholders. By failing to meet and negotiate or offer to meet and negotiate with Hilton, defendants are depriving plaintiff and the Class of the right to share in the assets and businesses of ITT and receive the maximum value for their shares.

            30. ITT represents a highly attractive acquisition candidate. Defendants' conduct would ensure their continued positions within the Company but deprive the Company's public shareholders of the premium that Hilton is prepared to pay, or of the enhanced premium that further negotiation or exposure of ITT to the market could provide.

            31. Defendants owe fundamental fiduciary obligations to ITT's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of ITT must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or if such conflicts exist, to insure that all


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such conflicts will be resolved in the best interests of the Company's stockholders.

            32. Because defendants dominate and control the business and corporate affairs of ITT and because they are in possession of private corporate information concerning ITT's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of ITT. This discrepancy makes its grossly and inherently unfair for defendants not to meet with and negotiate with Hilton, all at the expense of ITT's public stockholders.

            33. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

            34. In connection with the conduct described herein, the Individual Defendants breached their fiduciary duties by, among other things:

                  a. failing to properly consider Hilton's proposal without fully informing themselves about or intentionally ignoring the future prospects of a combined ITT/Hilton company, or the intrinsic worth of Hilton; and

                  b. failing and refusing to meet with representatives of Hilton.

            35. Defendants have refused to take those steps necessary to ensure that ITT's stockholders will receive maximum value for their shares of ITT stock. Defendants have thus refused to seriously consider the pending offer, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.


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            36. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of ITT.

            37. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiff and other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of ITT's public stockholders. The Individual Defendants have been engaged in a wrongful effort to maintain their offices and positions of control and prevent the acquisition of ITT except on terms that would further their own personal interests.

            38. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ITT's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of ITT's common stock.

            39. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully maintaining their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

            40. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict. Defendants are precluding the stockholders' enjoyment of the full economic value of their


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investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at an attractive price.

            41. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of ITT at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

            42. Plaintiff and the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

                  (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

                  (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                        (i) cooperate fully with any entity or person, including Hilton, having a bona fide interest in proposing any transactions that would maximize shareholder value, including but not limited to, a merger or acquisition of ITT;

                        (ii) immediately undertake an appropriate evaluation of ITT's worth as a merger/acquisition candidate;

                        (iii) take all appropriate steps to enhance ITT's value and attractiveness as a merger/acquisition candidate;

                        (iv) take all appropriate steps to effectively expose ITT to the marketplace in an effort to create an active auction of the Company;

                        (v) act independently so that the interests of the Company's public stockholders will be protected; and

                        (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such


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conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of ITT;

                  (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                  (d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and expert' fees; and

                  (e) Granting such other and further relief as may be just and proper.

Dated: January 28, 1997

                                    RALEIGH, HUNT & McGARRY, P.C.

                              By:   /s/ John A. Hunt
                                    -----------------------------------
                                    John A. Hunt, Esq.
                                    Nevada Bar #1888
                                    302 E. Carson Avenue, # 1102
                                    Las Vegas, Nevada 89101
                                    702-386-4842

                                    Attorneys for Plaintiff

Of Counsel:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
805 Third Avenue, 7th Floor
New York, New York 10022
(212) 935-7400

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